    Item 6.                                                   Exhibit 11

                                  ROCKSHOX, INC.

             Statement regarding computation of net income per share
                     (In thousands, except per share data)

                                            Three Months Ended     Nine Months Ended
                                           12/31/96    12/31/95    12/31/96   12/31/95
                                           ---------   --------    --------   --------
Weighted average shares of common stock       13,620      8,820      10,420      8,820
Dilutive effect of stock options                 406        420         415        420
                                           ---------   --------    --------   --------
Shares used in per share calculations         14,026      9,240      10,835      9,240

Income before extraordinary item           $   4,925   $  2,445    $  5,335   $  5,026
Extraordinary loss, net of tax benefit            --         --      (1,328)        --
Accretion for dividends on mandatorily
   redeemable preferred stock                     --        (88)       (185)      (270)
                                           ---------   --------    --------   --------
Net income available to common
   stockholders                            $   4,925   $  2,357    $  3,822   $  4,756
                                           ---------   --------    --------   --------
                                           ---------   --------    --------   --------
Income before extraordinary item,
   per share                                  $ 0.35     $ 0.26    $   0.48     $ 0.51
Extraordinary item per share                      --         --    $  (0.13)        --
Net income per share                          $ 0.35     $ 0.26    $   0.35     $ 0.51


The difference in per share amounts computed under both the primary and fully diluted basis is not material.


                                        12